SUN WORLD PARTNERS, INC.

1601- 14 STREET SW

CALGARY, ALBERTA T3C 1E3

PHONE:  (403) 228-2483

Tuesday, December 19, 2006

Via Edgar and Overnight Delivery

Mr. Russell Mancuso

Branch Chief

Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

Re:

Sun World Partners, Inc. (the "Company")

Amendment No. 6 to Registration Statement on Form SB-2

Filed November 29, 2006

File No. 333-132472

Dear Mr. Mancuso:

Please find enclosed herewith three (3) clean copies and three (3) redlined copies of Amendment No. 7 to Sun World Partners, Inc.’s registration statement on Form SB-2.  The electronic copy of this Amendment No. 7 was filed via Edgar, with a submission date of December 19, 2006.

We have amended Form SB-2 Amendment No. 6 as discussed in our recent conversation with Mr. Tom Jones and Mr. David Burton and have made the recommended revisions in our Form SB-2 Amendment No. 7 filing.

Please contact the undersigned should you have any further questions or comments directly at 403.693.8000 or via facsimile 403.272.3620.

Sincerely,

/s/ Kimberley Coonfer

Kimberley Coonfer